Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 19, 2024

Registration No.: 333-274535

Chewy, Inc. Announces Public Offering of Class A Common Stock by Selling Stockholder and Concurrent Share Repurchase

PLANTATION, Fla. – (BUSINESS WIRE) – September 19, 2024 – Chewy, Inc. (NYSE: CHWY) (“Chewy”), a trusted destination for pet parents and partners everywhere, announced today the commencement of an underwritten offering of $500 million of shares of its Class A common stock, par value $0.01 per share, by Buddy Chester Sub LLC (the “Selling Stockholder”), which is an entity affiliated with funds advised by BC Partners Advisors LP (“BC Partners”), Chewy’s largest shareholder (the “Offering”). The Selling Stockholder intends to grant the underwriters a 30-day option to purchase up to an additional $75 million of shares of Class A common stock. Chewy will not sell any shares of its Class A common stock in the Offering and will not receive any proceeds from the sale of the shares of Class A common stock being offered by the Selling Stockholder. The Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed.

In addition, Chewy has agreed to purchase from the Selling Stockholder $300 million of Chewy’s Class A common stock at a price per share equal to the per share purchase price to be paid by the underwriters in the Offering specified above (the “Concurrent Repurchase”). The Concurrent Repurchase was approved by a special committee of Chewy’s Board of Directors, consisting solely of independent and disinterested directors not affiliated with BC Partners. The repurchased shares will be cancelled and retired upon completion of the Concurrent Repurchase. The Concurrent Repurchase is being executed separately from the Company’s existing $500 million share repurchase program authorized on May 24, 2024, which will be unaffected by this transaction. The Concurrent Repurchase is expected to be consummated concurrently with the Offering. The Offering is not conditioned upon the closing of the Concurrent Repurchase, but the Concurrent Repurchase is conditioned upon the closing of the Offering.

Morgan Stanley is acting as lead book-running manager for the Offering. Chewy has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the Offering. Before you invest, you should read the prospectus in that registration statement and other documents Chewy has filed with the SEC for more complete information about Chewy and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chewy, any underwriter or dealer participating in the Offering will arrange to send you the prospectus supplement and accompanying prospectus relating to the Offering if you contact Morgan Stanley & Co. LLC: Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by email: prospectus@morganstanley.com, or by telephone: (866) 718-1649.

This press release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Chewy

Our mission is to be the most trusted and convenient destination for pet parents and partners everywhere. We believe that we are the preeminent online source for pet products, supplies and prescriptions as a result of our broad selection of high-quality products and services, which we offer at competitive prices and deliver with an exceptional level of care and a personal touch to build brand loyalty and drive repeat purchasing. We seek to continually develop innovative ways for our customers to engage with us, as our websites and mobile applications allow our pet parents to manage their pets’ health, wellness, and merchandise needs, while enabling them to conveniently shop for our products. We partner with approximately 3,500 of the best and most trusted brands in the pet industry, and we create and offer our own private brands. Through our websites and mobile applications, we offer our customers approximately 115,000 products and services offerings, to bring what we believe is a high-bar, customer-centric experience to our customers.

Forward-Looking Statements

This communication contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this communication are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to our ability to close the Offering and Concurrent Repurchase and complete any repurchases under our share repurchase program following the Offering and Concurrent Repurchase. You should not rely on forward-looking statements as predictions of future events, and you should understand that these statements are not guarantees of performance or results, and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of factors. We have based the forward-looking statements contained in this communication primarily on our current assumptions, expectations and projections about future events and trends that we believe may affect our business, financial condition, and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” in our Quarterly Report on Form 10-Q for the quarterly period ended April 28, 2024, and elsewhere in our filings with the SEC. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this communication. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

Investor Contact:

Jennifer Hsu

ir@chewy.com

Media Contact:

Diane Pelkey

dpelkey@chewy.com